SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2013
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON MARCH 04TH, 2013

DATE, TIME AND PLACE: On March 04th, 2013, at 10:00am, at the head offices of TIM Participações S.A. (“Company”), located in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors of the Company was held at the date, time and place above mentioned, in the presence of Messrs. Manoel Horacio Francisco da Silva, Adhemar Gabriel Bahadian, Andrea Mangoni, Mailson Ferreira da Nóbrega, Oscar Cicchetti and Stefano de Angelis, either in person or by means of audio conference, as provided in paragraph 2, Article 25 of the Company’s By-laws. It was registered the justified absence of Mr. Gabriele Galateri di Genola e Suniglia. The meeting was also attended by Messrs. Alberto Emmanuel Whitaker, Chairman of the Company’s Statutory Audit Committee, Rodrigo Modesto de Abreu, Chief Executive Officer, Claudio Zezza, Chief Financial Officer, Mario Girasole, Regulatory and Institutional Affairs Officer, Paolo Stoppaccioli, Human Resources Officer, and Jaques Horn, Legal Officer and Secretary.

BOARD: Mr. Manoel Horacio Francisco da Silva – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To report about the activities carried out by the Committee for Internal Control and Corporate Governance, (2) To report about the activities carried out by the Compensation Committee, (3) To resolve on the proposed Administrators' compensation for the year 2013; (4) To resolve on the proposed Company’s capital budget; (5) To resolve on the management’s proposal for the allocation of the results related to the year 2012 and the dividend distribution by the Company, (6) To resolve on the proposal for extension of the Cooperation and Support Agreement, to be entered into Telecom Italia S.p.A., on one side, and TIM Celular S.A. and Intelig Telecomunicações Ltda., on the other side, with the Company as an intervening party; (7) To resolve on the proposed amendment of the Internal Regulations of the Company’s Statutory Audit Committee in order to modify the internal area of the Company, responsible for managing the "Denunciation Channel"; (8) To resolve on the convening of an Annual and Extraordinary Shareholders’ Meeting of the Company; (9) To resolve on the presentation form of the Financial Statements of TIM Celular S.A.; (10) To resolve on the modification of the Board of Officers of Intelig Telecomunicações Ltda.; (11) To resolve on the amendment of the Articles of Association of Intelig Telecomunicações Ltda.; (12) To resolve on the Ran Sharing LTE Project, and (13) Other matters of general interest of the Company.

RESOLUTIONS: Upon review and discussion of the subjects included on the Agenda the Board Members, by unanimous decision of the presents and with the expressed abstention of the legally restricted, registered their decisions, as follows:

(1) The Board of Directors was informed about the activities carried out by the Committee for Internal Control and Corporate Governance Committee, at its meeting held on February 22th, 2013, at which was presented the Company’s Risk Management Report of the year 2012;

(2) The Board of Directors was informed about the activities carried out by the Compensation Committee at its meeting held on February 22th, 2013, when the Committee discussed and issued a favorable opinion regarding the proposal compensation of the Administrators and of the members of the Company’s Statutory Audit Committee for the year of 2013;

(3) Approved the submission to the Shareholders’ Meeting of the proposed compensation for the Administrators and members of the Company’s Statutory Audit Committee for the year of 2013, in accordance with the material presented to the Compensation Committee and filed at the Company’s head offices;

(4) Approved the submission to the Shareholders’ Meeting, based on the favorable opinion of the Company’s Statutory Audit Committee, of the proposed capital budget of the Company and its subsidiaries for the fiscal year of 2013, in accordance with the material presented and filed at the Company’s head offices;

(5) Approved the submission to the Shareholders’ Meeting, based on the favorable opinion of the Company’s Statutory Audit Committee, of the management`s proposal for the allocation of the results related to the year 2012 and distribution of dividends by the Company, in accordance with the material presented and filed at the Company’s head offices;

(6) Approved the submission to the Shareholders’ Meeting, based on the favorable opinion of the Company’s Statutory Audit Committee, of the management`s proposal for extension of Cooperation and Support Agreement ("CSA"), to be entered into Telecom Italia SpA, on one side, and TIM Celular SA ("TCEL") and Intelig Telecomunicações Ltda. ("Intelig"), on the other side, with the Company as intervening party, in accordance with the material presented and filed at the Company’s head offices;

(7) Approved the submission to the Shareholders’ Meeting, the proposal of the amendment of the Internal Regulations of the Company’s Statutory Audit Committee, after the favorable assessment of the Company’s Statutory Audit Committee, in accordance with the material presented and filed at the Company’s head offices;

(8) Approved the convening of the Annual and Extraordinary Shareholders’ Meeting of the Company to be held on April 11th 2013, to deliberate on the following topics: At the Annual Shareholders’ Meeting: (i) To resolve on the management’s report and the financial statements of the Company, dated as of December 31st, 2012; (ii) To resolve on the proposed Company’s capital budget; (iii) To resolve on the proposal for the allocation of the results related to the fiscal year of 2012 and distribution of dividends by the Company; (iv) To resolve on the election of members of the Company’s Board of Directors; (v) To resolve on the composition of the Statutory Audit Committee of the Company and to elect its regular and alternate members; (vi) To resolve on the proposed compensation for the Company’s Administrators and the members of the Statutory Audit Committee of the Company, for the year of 2013; Extraordinary Shareholders’ Meeting: (i) To resolve on the proposed extension of the Cooperation and Support Agreement, to be entered into Telecom Italia S.p.A., on one side, and TIM Celular S.A. and Intelig Telecomunicações Ltda., on the other, with the Company as intervening party; and (ii) To resolve on the amendment of the Internal Regulations of the Statutory Audit Committee;

(9) Approved the proposed format for presentation of TCEL’s Financial Statements, which will be exempted from being presented as a consolidated financial statements version, in accordance with the material presented and filed at the Company’s head offices;

(10) Indicated, in accordance with item XXIII, Article 25 of the Company's Bylaws, the new composition of the Board of Officers of Intelig, which shall be composed by Mrs. Luciana Galuzzi as Chief Executive Officer, and Messrs. Paolo Stoppaccioli and Lorenzo Federico Zanotti Lindner, as Officers. This subject shall be taken in resolution at the competent corporate body of Intelig, being the members of the Board of Officer of the Company and of TCEL authorized to perform all acts necessary for the fulfillment of this resolution;

(11) Approved the proposal to amend the Articles of Association of Intelig, in accordance with the material presented and filed at the Company's head offices, in order to modify Intelig’s attorney-in-fact rules, aligning them with the rules of the other TIM companies. This subject shall be resolved at the competent corporate body of Intelig, being the members of the Board of Officers of the Company and of TCEL, authorized to perform all acts necessary for the fulfillment of this resolution;

(12) The Board of Directors was informed about the network sharing project involving TCEL and TNL PCS S/A ("OI"), designated Ran Sharing LTE Project. The general aspects of the Project were presented, all in accordance with the material filed at the Company's head offices. Based on the presentation made and clarifications provided, the Board members approved all the next steps of the project, including the execution of an agreement with OI, with specific conditions to ensure: (i) the implementation of isolated investments by each carrier, (ii) the creation of a mechanism for managing the contract as well as the resolution of conflicts between the carriers’, and (iii) the maximum flexibility, technically possible, to manage the agreement, as well as to terminate such agreement. The Officers and/or attorneys-in-fact of TCEL are authorized to perform all acts necessary for the fulfillment of this resolution, being ratified all actions previously taken until the present date; and

(13) No other subject was resolved by the Board of Directors.

CLARIFICATION AND CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all the attendees Board Members: Messrs. Manoel Horacio Francisco da Silva, Adhemar Gabriel Bahadian, Andrea Mangoni, Mailson Ferreira da Nóbrega, Oscar Cicchetti and Stefano de Angelis.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro, March 04th, 2013.

JAQUES HORN
Secretary and Legal Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 04, 2013	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.